July 12, 2019
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Ms. Beverly Singleton and Mr. Andrew Mew

Re:     Cimpress N.V.
Form 10-K for the Fiscal Year Ended June 30, 2018
Filed August 10, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 2, 2019
File No. 000-51539
Ladies and Gentlemen:
Cimpress N.V. submits this letter in response to the comments regarding the above referenced filing contained in your letter dated July 2, 2019. For your reference, the comments are reproduced in italics with our response set forth below in standard type.
Form 10-K for the Fiscal Year Ended June 30, 2018
Management's Discussions and Analysis of Financial Condition and Results of Operations
Additional Non-GAAP Financial Measures, page 44

1.
Refer to your discussion of free cash flow. As your computation differs from the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures), please revise your computation or revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated, such as adjusted free cash flow. Also expand the narrative to disclose this measure does not represent residual cash flow available for discretionary expenditures. Refer to Item 10(e)(1)(i) of

Regulation S-K and Question No. 102.07 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") of Non-GAAP Financial Measures, updated April 4, 2018.

Response:
Beginning with our Form 10-K and earnings release for the year ended June 30, 2019 and in future filings, we will include additional disclosure by adding the proposed language underlined below:
Additional Non-GAAP Financial Measures
Adjusted free cash flow is the primary financial metric by which we set quarterly and annual budgets both for individual businesses and Cimpress-wide. Adjusted free cash flow is defined as net cash provided by operating activities less purchases of property, plant and equipment, purchases of intangible assets not related to acquisitions, and capitalization of software and website development costs that are included in net cash used in investing activities, plus the payment of contingent consideration in excess of acquisition-date fair value and gains on proceeds from insurance that are included in net cash provided by operating activities, if any. We use this cash flow metric because we believe that this methodology can provide useful supplemental information to help investors better understand our ability to generate cash flow after considering certain investments required to maintain or grow our business, as well as eliminate the impact of certain cash flow items presented as operating cash flows that we do not believe reflect the cash flow generated by the underlying business.
Our adjusted free cash flow measure has limitations as it may omit certain components of the overall cash flow statement and does not represent the residual cash flow available for discretionary expenditures. For example, adjusted free cash flow does not incorporate our cash payments to reduce the principal portion of our debt or cash payments for business acquisitions. Additionally, the mix of property, plant and equipment purchases that we choose to finance may change over time. We believe it is important to view our adjusted free cash flow measure only as a complement to our entire consolidated statement of cash flows.

The table below sets forth net cash provided by operating activities and adjusted free cash flow for the years ended June 30, 2018, 2017 and 2016:

In thousands	Year Ended June 30,
	2018	2017	2016
Net cash provided by operating activities	$192,332	$156,736	$247,358
Purchases of property, plant and equipment	(60,930)	(74,157)	(80,435)
Purchases of intangible assets not related to acquisitions	(308)	(197)	(476)
Capitalization of software and website development costs	(40,847)	(37,307)	(26,324)
Payment of contingent consideration in excess of acquisition-date fair value (1)	49,241	—	8,613
Proceeds from insurance related to investing activities	—	—	3,624
Adjusted free cash flow	$139,488	$45,075	$152,360
_________________
(1) Includes a portion of the earn-out payment that is presented within net cash provided by operating activities as part of the change in accrued expenses and other liabilities. This portion of the earn-out was deemed to be a compensation arrangement since it included an employment-related contingency. We add back acquisition-related contingent consideration payments because we believe they are material payments directly associated with the acquisition of a business rather than a reflection of cash flow generation of the underlying business.

Form 10-Q for the Quarterly Period Ended March 31, 2019
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 8

2.	Please tell us what consideration you gave to whether revenue from your customized manufactured products should be recognized over time. Reference ASC 606-10-25-27(c).

Response:
Cimpress is a strategically focused group of more than a dozen businesses that specialize in mass customization and as such we did consider the guidance under ASC 606-10-25-27(c) when adopting ASC 606 "Revenue from Contracts with Customers" on July 1, 2018. Our products are customized for each individual customer with no alternative use except to be delivered to that specific customer; however, we do not have an enforceable right to payment prior to delivering the items to the customer based on the terms and conditions of our arrangements with customers and therefore we recognize revenue at a point in time as we do not meet both of the criteria in ASC 606-10-25-27(c) or either of the other criteria in ASC 606-10-25-27. We will update our disclosures accordingly to provide this information, see the proposed disclosure below.
3. Please disclose whether any obligation of returns or refunds exist and, if so, explain the nature of them. Reference ASC 606-10-50-12(d).

Response:

Under the terms of most of our arrangements with our customers, we provide our customers with satisfaction guarantees, in which our customers are provided an option for a refund or reprint over a specified period of time if they are not fully satisfied. We have considered ASC 606-10-32-7, in which the right of return results in variable consideration. A reserve for estimated sales returns and allowances is recorded as a reduction of revenue, based on historical experience or the specific identification of an event necessitating a reserve. Sales returns have not historically been significant to our net revenue and have been within our estimates. We will update our disclosures accordingly to provide this information, see the proposed disclosure below.

4. Based on your disclosure it appears you have concluded that shipping services are a separate performance obligation. Please tell us how you determined that shipping revenue should be recognized when control of the related products is transferred to your customer. Reference ASC 606-10-25-18B.

Response:
As permitted under ASC 606-10-25-18B, we elected to account for shipping and handling as activities to fulfill the promise to transfer the good, rather than as a separate performance obligation. We have applied this accounting policy consistently for all revenue streams in which shipping and handling activities are performed after a customer obtains control of the good, with an accrual of the related costs. We will update our disclosures accordingly to make this policy election more transparent.

In order to address the comments above related to revenue recognition, beginning with our Form 10-K for the year ended June 30, 2019 and in future filings, we will include additional disclosure by adding the proposed language underlined below:
Revenue Recognition Policy
We generate revenue primarily from the sale and shipment of customized manufactured products. To a much lesser extent (and only in our Vistaprint business) we provide digital services, website design and hosting, and email marketing services, as well as a small percentage from order referral fees and other third-party offerings. Revenues are recognized when control of the promised products or services is transferred to the customer in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

Under the terms of most of our arrangements with our customers we provide satisfaction guarantees, which give our customers an option for a refund or reprint over a specified period of time if the customer is not fully satisfied. As such, we record a reserve for estimated sales returns and allowances as a reduction of revenue, based on historical experience or the specific identification of an event necessitating a reserve. Actual sales returns have historically not been significant.
We have elected to recognize shipping and handling activities that occur after transfer of control of the products as fulfillment activities and not as a separate performance obligation. Accordingly, we recognize revenue for our single performance obligation upon the transfer of control of the fulfilled orders, which generally occurs upon delivery to the shipping carrier. If revenue is recognized prior to completion of the shipping and handling activities, we accrue the costs of those activities. We do have some arrangements whereby the transfer of control, and thus revenue recognition, occurs upon delivery to the customer. If multiple products are ordered together, each product is considered a separate performance obligation, and the transaction price is allocated to each performance obligation based on the standalone selling price. Revenue is recognized upon satisfaction of each performance obligation. We generally determine the standalone selling prices based on the prices charged to our customers.
Our products are customized for each individual customer with no alternative use except to be delivered to that specific customer; however, we do not have an enforceable right to payment prior to delivering the items to the customer based on the terms and conditions of our arrangements with customers and therefore we recognize revenue at a point in time.
We record deferred revenue when cash payments are received in advance of our satisfaction of the related performance obligation. The satisfaction of performance obligations generally occur shortly after cash payment and we expect to recognize our deferred revenue balance as revenue within three months subsequent to June 30, 2019.
We periodically provide marketing materials and promotional offers to new customers and existing customers that are intended to improve customer retention. These incentive offers are generally available to all customers and, therefore, do not represent a performance obligation as customers are not required to enter into a contractual commitment to receive the offer. These discounts are recognized as a reduction to the transaction price when used by the customer. Costs related to free products are included within cost of revenue and sample products are included within marketing and selling expense.
We have elected to apply the practical expedient under ASC 340-40-25-4 to expense incremental direct costs as incurred, which primarily includes sales commissions, since our contract periods generally are less than one year and the related performance obligations are satisfied within a short period of time.

If you require additional information, please do not hesitate to contact me at your convenience at 781.652.6887.
Very truly yours,

/s/ Sean E. Quinn

Sean E. Quinn
Executive Vice President and Chief Financial Officer